SCHEDULE 13D

Amendment No. 10
Sierra On-Line, Inc.
common stock
Cusip # 826409104
Filing Fee: No


Cusip # 826409104
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	43,900
Item 8:	None
Item 9:	989,227
Item 10:	None
Item 11:	989,227
Item 13:	12.99%
Item 14:	HC


PREAMBLE


	The Schedule 13D, dated May 8, 1992, and amended June 8, 1992, July 8, 1992, September 24, 1992, October 1, 1992, October 29, 1992, November 13, 1993, May 12, 1993, September 13, 1993, and March 28, 1994, filed by FMR Corp. ("FMR") with respect to the common stock, $0.01 par value per shares (the "Shares") of Sierra On-Line, Inc. (the "Company") is hereby amended as set forth below. The shares to which it relates are owned by four funds managed by Fidelity Management & Research Company and eight pension funds managed by Fidelity Management Trust Company.

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to a large number of investment companies which are registered under Section 8 of the Investment Company Act of 1940 (the "Fidelity Funds"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital assets management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR and Fidelity are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR. Mr. Johnson 3d is Chairman of FMR Corp. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The shares to which this statement relates are owned directly by five of the Fidelity Funds, and eight pension funds managed by FMTC.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations within respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

	Item 3 is amended as follows:

	The Fidelity Funds which own or owned shares purchased in the aggregate 1,352,027 shares for cash in the amount of approximately $23,326,341, including brokerage commissions. Proceeds from 406,700 shares sold aggregated approximately $8,095,618. The Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth shares purchased and/or sold since February 25, 1994.

	The pension funds of FMTC which own or owned shares purchased in the aggregate 264,150 shares for cash in the amount of approximately$4,941,093, including brokerage commissions. Proceeds from 220,250 shares sold aggregated approximately $2,933,839. The pension funds used, their own assets in making such purchases and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth shares purchased and/or sold since February 25, 1994.

Item 4.	Purpose of Transaction.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, and FMTC, beneficially own all 989,227 shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment adviser to the Fidelity Funds, 945,327 shares, or approximately 12.41% of the outstanding shares of the Company and through FMTC, 43,900 shares, or approximately 0.58% of the outstanding shares of the Company. The number of shares held by the Fidelity Funds includes 138,928 shares of common stock resulting from the assumed conversion of $3,890,000 principal amount of the 6.75% convertible debenture (35.714 shares of common stock for each $1,000 principal amount of the debenture). Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other shares. The combined holdings of FMR, Fidelity, and FMTC, are 989,227 shares, or approximately 12.99% of the outstanding shares of the Company.

	(b)	FMR, through its control of Fidelity, investment adviser to the
Fidelity Funds, and the Funds each has sole power to dispose of the shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 945,327 shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. FMTC has sole voting and dispositive power over 43,900 shares held by the pension funds.

	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in shares during the past sixty
(60) days.



Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the 	Issuer.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 7.	Material to be Filed as Exhibits.

	Not applicable.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



Date:	June 2, 1994				By:
								Arthur S. Loring
							Vice President-Legal



Schedule A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH

									PRINCIPAL
NAME					FMR CORP.			OCCUPATION

Edward C. Johnson 3d			President, Director,		Chairman of
the Board
					CEO, Chairman &		and CEO, FMR
					Mng. Director

J. Gary Burkhead			Director				President-Fidelity

Caleb Loring, Jr.			Director, Mng. Director		Director, FMR

James C. Curvey			Director, Sr. V.P.		Sr. V.P., FMR

William L. Byrnes			Vice Chairman,			Vice Chairman, FIL
					Director & Mng. Director

Robert C. Pozen			Sr. V.P. & Gen'l Counsel	Sr. V.P. & Gen'l
Counsel
									FMR

Mark Peterson				Exec., V.P.-Management	Exec., V.P.-
Managmeent
					Resources			Resources, FMR

Denis McCarthy				Sr. Vice Pres. - Administration	Vice
Pres., Chief
					Chief Financial Officer		Financial Officer,
FMR



SCHEDULE B


SIERRA ON-LINE, INC.

Five Fidelity Funds purchased shares since February 25, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-25-94	20,000	$31.94
	03-28-94	20,000	21.25
	03-29-94	5,000	20.00
	03-30-94	5,000	20.25
	04-12-94	*138,928	28.00	($3,890,000)P/A

* This transaction represents shares of common stock resulting from the assumed conversion of the 6.75% convertible debenture (35.714 shares of common stock for each $1,000 principal amount (P/A) of the debenture.



SCHEDULE B


SIERRA ON-LINE, INC.

Three Fidelity Funds sold shares since February 25, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-25-94	20,000	$32.00
	03-01-94	5,000	29.13
	03-03-94	5,000	28.00
	03-04-94	5,000	28.13
	03-14-94	20,000	26.06
	04-07-94	10,000	24.50




SCHEDULE B


Sierra On-Line, Inc.

One Trust Account purchased shares since February 25, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	04-07-94	2,800	$24.59




SCHEDULE B


Sierra On-Line, Inc.

Three Trust Accounts sold shares since February 25, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	03-01-94	3,800	$28.50
	03-10-94	3,600	28.63
	03-31-94	200	23.25
	04-12-94	600	23.88